Exhibit (a)(5)(D)

Willis Lease Finance Corporation Announces Final Results of Its Modified Dutch Auction Tender Offer

NOVATO,  California, December 22, 2015 - Willis Lease Finance Corporation (the “Company”) (NASDAQ: WLFC) today announced the final results of its modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on December 16, 2015.

The Company has accepted for purchase 643,821 shares of the Company’s common stock, at a purchase price of $18.00 per share, for an aggregate purchase price of $11,588,778, excluding fees and expenses relating to the tender offer.  These shares represent approximately 7.9% of the total number of the shares of the Company’s common stock issued and outstanding as of December 18, 2015.  The shares purchased include 516,129 shares that the Company was obligated to purchase under the terms of the offer and an estimated additional 127,692 shares that the Company elected to purchase in accordance with the optional purchase provisions of the offer.

As the Company purchased all the shares that were validly tendered, there is no proration factor.

The depositary will promptly issue payment for shares validly tendered and accepted for purchase in accordance with applicable law. Shares tendered and not accepted for purchase will be returned promptly to shareholders by the depositary in accordance with applicable law.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as dealer manager, D.F. King & Co., Inc., is serving as the information agent for the tender offer, and American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent, D.F. King & Co., Inc., the information agent for the Tender Offer, by telephone at:  (866) 796-7181 (toll-free), or in writing to: infoagent@dfking.com.

The Company may, in the future, purchase additional shares of its common stock pursuant to its previously announced share repurchase program.  However, the Company and its affiliates are prohibited from purchasing shares until at least 10 business days after December 16, 2015.

About Willis Lease Finance Corporation

Willis Lease Finance Corporation leases large and regional spare commercial aircraft engines, auxiliary power units and aircraft to airlines, aircraft engine manufacturers and maintenance, repair and overhaul providers in 120 countries. These leasing activities are integrated with engine and aircraft trading, engine lease pools supported by cutting edge technology, as well as various end-of-life solutions for aircraft, engines and aviation materials provided through its subsidiary, Willis Aeronautical Services, Inc.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance.  These statements include, but are not limited to, the prompt payment for the shares and the prompt return of shares not accepted for purchase.  Do not unduly rely on forward-looking statements, which give only expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to: the effects on the airline industry and the global economy of events such as terrorist activity, changes in oil prices and other disruptions to the world markets; trends in the airline industry and our ability to capitalize on those trends, including growth rates of markets and other economic factors; risks associated with owning and leasing jet engines and aircraft; our ability to successfully negotiate equipment purchases, sales and leases, to collect outstanding amounts due and to control costs and expenses; changes in interest rates and availability of capital, both to us and our customers; our ability to continue to meet the changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting standards and taxes; the market value of engines and other assets in our portfolio; and risks detailed in the Company’s Annual Report on Form 10-K and other continuing reports filed with the SEC.